# J.P.Morgan

# JPMorgan Alerian MLP Index ETNs

## OVERVIEW

JPMorgan Alerian MLP Index Exchange Traded Notes ("ETNs") provide access to midstream energy MLPs. The ETNs pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued tracking fees[1]. Investors can trade the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or upon early repurchase[2], based on the performance of the index. The ETNs are unsecured and unsubordinated obligations of JPMorgan Chase & Co.

## MAXIMUM ISSUANCE LIMITATION

The ETNs are subject to a maximum issuance limitation of 129,000,000 number of ETNs, which may cause the ETNs to trade at a premium in relation to their IIV (defined below). Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. JPMorgan Chase & Co. issued the remaining ETNs authorized for issuance on June 19, 2012.



## ETN Details

| | |
|---|---|
| Ticker | AMJ |
| Index | Alerian MLP Index (AMZ) |
| Current Yield | 5.30%[4] |
| Market Capitalization | $5,501,880,000[5] |
| Current Maximum Market Capitalization | $5,723,730,000[6] |
| Tracking Fee | 0.85% per annum |
| Maturity Date | May 24, 2024 |

## Public Information

| | |
|---|---|
| Trading Value of the Notes | AMJ |
| Intraday Intrinsic Note Value[3] | AMJIV |
| Daily Note Value[7] | AMJIVWAP |
| Interim Accrued Coupon Amount | AMJEU |

For more information related to the Bloomberg websites for each ticker above, please see "Bloomberg ticker symbols" on page MMS-4 of the attached market making supplement:
http://www.sec.gov/Archives/edgar/data/19617/000095010314008130/dp51231_424b3-ala.htm

## Current Yield[4]



| | |
|---|---|
| Alerian MLP ETN | 5.30% |
| REITs ETF | 3.50% |
| Utilities ETF | 3.21% |
| Bond ETF | 2.26% |

Sources: Bloomberg, JPMorgan. Calculated as of May 12, 2015. "REITs ETF", "Utilities ETF", and "Bond ETF" refer to the iShares Dow Jones U.S. Real Estate Index Fund, the Utilities Select Sector SPDR Fund, and the iShares Barclays Aggregate Bond Fund, respectively. The current yield equals the most recent dividend or coupon, with ex-dividend data on or before the date shown above, annualized and divided by the closing price of the investment on the date shown above. Yields shown are not indicative of ETN coupons, if any.

## Index Total Returns (%), Standard Deviations (%), and Correlation

| | 3 Month Return | 1 Year Return | 3 Year Return Annualized | Standard Deviation Annualized | Correlation |
|---|---|---|---|---|---|
| Alerian MLP Index | -0.62% | -4.48% | 10.78% | 16.43% | 1.00 |
| S&P 500 Index | 0.97% | 12.95% | 18.24% | 11.97% | 0.51 |
| S&P 500 Utilities Index | -4.10% | 8.08% | 10.96% | 13.30% | 0.32 |
| S&P GSCI Index | 5.33% | -33.50% | -11.73% | 16.40% | 0.41 |
| S&P/BGCantor U.S. Treasury Bond Index | -0.45% | 2.56% | 1.06% | 2.39% | (0.16) |
| Dow Jones US REIT Index | -5.71% | 10.32% | 10.33% | 13.49% | 0.38 |

Sources: Reuters, JPMorgan. Calculated as of May 12, 2015. The standard deviation and correlation are based on monthly returns over the past 3 years. The returns, standard deviations and correlations are provided for informational purposes only. Correlation refers to correlation of the relevant index to the Alerian MLP Index. The returns are total returns which reflect the performance of each index including dividends. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. There is no guarantee that the Index or the ETNs will outperform any investment strategy.

1. The "Accrued Tracking Fee" for a given coupon period, as more fully described in the relevant market making supplement, represents an amount equal to the Tracking Fee of 0.85% per annum accrued for that coupon period multiplied by the Daily Note Value on the Index Business Day prior to the date of determination, plus the aggregate amounts, if any, by which the previous Accrued Tracking Fees have exceeded the cash distributions, if any, made by the underlying MLPs.
2. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant market making supplement. Early repurchases will be subject to a **Repurchase Fee of 0.125%**, as further described in the relevant market making supplement.
3. The intraday intrinsic note value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation, and may not be equal to the payment at maturity or upon early repurchase. ETN investors should always consult their advisors before purchasing or selling the ETNs, particularly if the ETNs are trading at a premium over the IIV. Please see the relevant market making supplement for details.
4. Current yield equals the most recent coupon, with ex-dividend data on or before May 12, 2015 annualized and divided by the closing price of the ETN on May 12, 2015 and rounded to two decimal places for ease of presentation. The coupons are based on the cash distributions, if any, paid on the underlying MLPs, less the Accrued Tracking Fee. The coupons are variable and may be zero.
5. This number, in some cases, has been rounded for ease of presentation. As of May 12, 2015, the Market Capitalization of the ETNs was $5,501,880,000 which equals the closing price of the ETNs on May 12, 2015 multiplied by the number of ETNs issued as of May 12, 2015, including any ETNs held by an affiliate of JPMorgan Chase & Co.
6. As of May 12, 2015, the current maximum market capitalization of the ETNs was $5,723,730,000 which equals the maximum number of ETNs authorized for issuance of 129,000,000 multiplied by the closing price of the ETNs on May 12, 2015.
7. The Daily Note Value reflects the cumulative performance of the VWAP level of the Index since April 1, 2009.

## The Alerian MLP Index

The Alerian MLP Index ("Index") is a market-cap weighted, float-adjusted index created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector. The Index components are selected by Alerian, LLC ("Alerian").

Alerian is a registered investment advisor that exclusively manages portfolios focused on midstream energy MLPs.

### Top 10 Index Components

| Name | Ticker | Weight |
|------|--------|--------|
| Enterprise Products Partners LP | EPD | 17.42% |
| Energy Transfer Partners LP | ETP | 10.80% |
| Magellan Midstream Partners LP | MMP | 7.79% |
| Plains All American Pipeline LP | PAA | 7.62% |
| MarkWest Energy Partners LP | MWE | 5.09% |
| Williams Partners LP | WPZ | 4.88% |
| Buckeye Partners LP | BPL | 4.24% |
| Enbridge Energy Partners LP | EEP | 3.21% |
| Targa Resources Partners LP | NGLS | 3.01% |
| Sunoco Logistics Partners LP | SXL | 2.79% |

Source: Alerian, as of May 12, 2015.

### Historical Total Return Index Performance



Sources: Reuters, JPMorgan. As of May 12, 2015. Each of these indices was calculated based on a level for such index set equal to 100% on February 13, 2009. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. Fluctuations in the Index may be more or less than that for the value of the ETNs. All returns displayed above reflect the index performance including dividends, and are calculated without deducting any applicable transaction fees. There is no guarantee that the Index or the ETNs will outperform any alternative investment strategy. Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant market making supplement is based on the VWAP Level of the Alerian MLP Index which excludes dividends. The VWAP Level of the Index will most likely differ from its closing level.

### Contact Details

Telephone: 800-576-3529
Website:    www.jpmorganetns.com
Email:      alerian_etn@jpmorgan.com

## MLP Overview:

**What are MLPs?** Master Limited Partnerships ("MLPs") are limited partnerships that are publicly traded on a U.S. securities exchange. The majority of MLPs currently operate in the energy infrastructure industry, owning assets such as pipelines that transport crude oil, natural gas and other refined petroleum products. MLPs typically generate fee-based revenues, which tend not to be directly tied to changes in commodity prices.

**Why invest in MLPs?** MLPs provide relatively **low correlation** to a wide range of asset classes including equities and commodities and have produced **attractive historical yields** compared to other income-oriented investments**.**

### Benefits of Investing in the ETNs

**Exposure to a portfolio of energy MLPs** through a single investment.
**Income** via quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less fees.
**No K-1 forms** will be received by investors in the ETNs. The coupons are reported as ordinary income on Form 1099.
There is **no leverage** to the MLPs in the ETN performance .

### What are the main risks in the ETNs?

The ETNs may result in a loss.

The ETNs are exposed to the credit risk of JPMorgan Chase & Co.

The ETNs may not have an active trading market and may not continue to be listed over their term.

The ETNs are subject to a maximum issuance limitation of 129,000,000 number of ETNs, which may cause the ETNs to trade at a premium to its IIV. Investors that pay a premium for the ETNs may incur a substantial loss if they sell the ETNs when some or all of the premium is no longer present.

The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Index and not on the closing level of the Index. The VWAP Level of the Index will most likely differ from the closing level of the Index or the IIV or any trading price in the secondary market.

The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase.

The Issuer's obligation to repurchase the ETNs is on a weekly basis, and is subject to substantial minimum size restrictions.

You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant market making supplement.